November 20, 2015 VIA EDGAR FILING AND EMAIL U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attention: David Lin Re: First NBC Bank Holding Company Registration Statement on Form S-3, as amended (File No. 333-200192) Acceleration Request Requested Date: December 1, 2015 Requested Time: 5:30 PM Eastern Time Ladies and Gentlemen: First NBC Bank Holding Company (“Registrant”) requests that the United States Securities and Exchange Commission (“Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. The Registrant authorizes Geoffrey S. Kay, an attorney with the Registrant’s outside legal counsel, Fenimore, Kay, Harrison & Ford LLP, to orally modify or withdraw this request for acceleration. The Registrant acknowledges that: • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and • the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Mr. Kay at (512) 583-5909, or in his absence to Derek McGee, an attorney at Fenimore, Kay, Harrison & Ford LLP, at (512) 583-5902. Please also provide a copy of the Commission’s order declaring the Registration Statement on Form S-3 effective to Mr. Kay via email at gkay@fkhpartners.com. Sincerely, FIRST NBC BANK HOLDING COMPANY By: /s/ Ashton J. Ryan, Jr. Ashton J. Ryan, Jr. Chairman, Chief Executive Officer and President